Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage of Ownership	State of Incorporation or Organization
AMB Financial Corp.	American Savings, FSB	100%	Federal

American Savings, FSB	NIFCO, Inc.	100%	Indiana

NIFCO, Inc.	Ridge Management, Inc.	100%	Indiana

AMB Financial Corp.	AMB Financial Statutory Trust I	100%	Connecticut